Exhibit 99

OLD STONE CORPORATION

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER  31,  2008 and  2007

Report of Independent Registered Public Accounting Firm

Board of Directors
Old Stone Corporation
Providence, Rhode Island

We have audited the accompanying balance sheets of Old Stone Corporation as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholders’ equity (deficit), and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Old Stone Corporation as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/   Lefkowitz, Garfinkel, Champi & DeRienzo P.C.

Providence, Rhode Island
June 2, 2010

OLD STONE CORPORATION
BALANCE SHEETS
December 31, 2008 and 2007
($ in thousands)	December 31,
	2008	2007

ASSETS

Cash and cash equivalents	$1,518	$1,772
Cash-Escrow (restricted, $6,240 in 2008, $6,580 in 2007)	6,461	6,698
Other Assets	22	40

Total	$8,001	$8,510

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
Redemption of Preferred stock, Series B	$6,240	$6,580
Other	-	17

Total	6,240	6,597

Redeemable preferred stock:
Preferred stock, Series B, $1 par value; 64,481 shares authorized, issued and outstanding (liquidation value $1,290)	1,290	1,290

Stockholders' equity:
Common stock, $1 par value, 25,000,000 shares authorized; 8,351,046 shares issued	8,300	8,300
Additional paid-in capital	91,079	91,079
Paid-in surplus	30,000	30,000
Accumulated deficit	(127,765)	(127,613)
Treasury stock, at cost, 54,000 shares	(1,143)	(1,143)

Total	471	623

Total	$8,001	$8,510

The accompanying notes are an integral part of the financial statements.

OLD STONE CORPORATION
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2008 AND 2007

($ in thousands)	Twelve Months Ended
	December 31,
	2008	2007

Revenues and other income:
Proceeds from litigation	$-	$74,563
Interest and dividend income	128	1,145

Total	128	75,708

Expenses:
Litigation-related expenses	0	14,671
Professional fees	102	594
Interest expense	0	324
Occupancy expense	4	4
Other expense	113	66
Directors fees	61	925

Total	280	16,584

Tax expense, current	-	-

Net income (loss)	$(152)	$59,124

Net income (loss) available for
Common Shareholders	$(307)	$57,790

Income (loss) per common share	$(0.04)	$6.97

Average common shares outstanding	8,297,046	8,297,046

The accompanying notes are an integral part of the financial statements.

OLD STONE CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
YEARS ENDED DECEMBER 31, 2008 AND 2007

($ in thousands)
		Additional
		paid-		Accumu-
	Common	In	Paid-in	lated	Treasury
	stock	capital	surplus	deficit	stock	Total

Balance, January 1, 2007	$8,300	$91,079	$30,000	$(149,477)	$(1,143)	$(21,241)

Net Income				59,124		59,124

Redemption of preferred stock, Series B: dividend and redemption premium				(37,260)		(37,260)

Balance, December 31, 2007	8,300	91,079	30,000	(127,613)	(1,143)	623

Balance, December 31, 2007	8,300	91,079	30,000	(127,613)	(1,143)	623

Net loss				(152)		(152)

Balance, December 31, 2008	$8,300	$91,079	$30,000	$(127,765)	$(1,143)	$471

The accompanying notes are an integral part of the financial statements.

OLD STONE CORPORATION
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008 AND 2007

($ in thousands)

	2008	2007

Cash flows from operating activities:
Net income (loss)	$(152)	$59,124
Adjustments to reconcile to net cash:
Increase in:
Other assets	-	(18)
Other liabilities	0	-
Decrease in:
Other assets	18	-
Other liabilities	(17)	(325)

Net cash provided by (used in) operating activities	(151)	58,781

Cash flows from investing activities:

(Increase) decrease in restricted escrow, net of related liability	(103)	115

Cash provided by (used in) investing activities	(103)	115

Cash flows from financing activities:
Payments made on amounts due holders of Series B Preferred stock	-	(56,900)
Repayments on line of credit	-	(220)
Other	-	(9)
Net cash provided by (used in) financing activities	-	(57,129)

Net increase (decrease) in cash and cash equivalents	(254)	1,767

Cash and cash equivalents, beginning	1,772	5
Cash and cash equivalents, ending	$1,518	$1,772

Supplemental cash flow information:
Interest expense paid	$-	$324

The accompanying notes are an integral part of the financial statements.

OLD STONE CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008 and 2007

1.   Description of business, basis of presentation and summary of significant accounting policies:

Description of business and basis of presentation:

Old Stone Corporation (the “Company”) was originally formed as a unitary savings and loan holding company which conducted substantially all of its business through its ownership of Old Stone Bank (a federal savings bank) and subsidiaries (together, the “Bank”).  On January 29, 1993, the Office of Thrift Supervision of the United States Department of the Treasury (“OTS”) placed the Bank into receivership due to the Bank’s under capitalization.  The OTS created a new institution, Old Stone Federal Savings Bank (“Old Stone Federal”), to assume all deposits and certain other liabilities and assets of the Bank.  The Resolution Trust Corporation (“RTC”) was appointed receiver to handle all matters related to the Bank and as conservator of Old Stone Federal.  A substantial portion of the assets and liabilities of Old Stone Federal was sold by the RTC to another Rhode Island financial institution in 1994.  The Federal Deposit Insurance Corporation (“FDIC”), as successor-in-interest to the RTC, continues to act as conservator of the remaining assets and liabilities of Old Stone Federal.

As a result of the receivership of the Bank, the Company has undergone material  changes  in the nature of its business and is no longer operating as a savings and loan holding  company.  The Company’s operations since receivership of the Bank have been related to activities associated with its litigation against the United States in connection with actions that took place prior to the Bank closing (the “Claims Court Litigation” or the “Litigation”), the redemption of a major portion of its Series B preferred stock, and exploration and evaluation of other potential business activities.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Tax policy:

Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained.  The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination.  Tax positions taken are not offset or aggregated with other positions.  The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet (see Note 8.)

Recently issued accounting pronouncements:

Fair value measurements:

Effective January 1, 2008, the Company adopted newly effective accounting guidance pertaining to fair value measurements, which defines fair value, establishes a framework for measuring fair value and expands disclosures.  The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The three levels of the fair value hierarchy are described as follows:

Level 1:  Quoted market prices in active markets for identical assets or liabilities
Level 2:  Observable market-based inputs or unobservable inputs that are corroborated by market data
Level 3:  Unobservable inputs that are not corroborated by market data

The effect of the adoption of the above guidance was not material to the Company’s financial statements.

The Company reviews new accounting standards as issued.  Although some of these accounting standards may be applicable to the Company, the Company has not identified any additional standards that it believes merit further discussion within the footnotes.  The Company expects that none of the new standards will have a significant impact on its financial statements.

Pending accounting pronouncements:

In June 2009, the Financial Accounting Standards Board (“FASB”) issued FAS Number 168, “Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (“Codification”), which becomes the sole source of authoritative accounting principles for non-governmental entities.  The Codification is effective for financial statements issued for interim and annual periods after September 15, 2009.  The Company is currently evaluating the impact, if any, the pronouncement will have on its financial statements.

Reclassifications:

Certain amounts in the 2007 financial statements have been reclassified to conform with the 2008 presentation.

2.  Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.  At December 31, 2008, the Company had no cash in excess of the amount insured under the revised FDIC limits.
At December 31, 2008 and 2007, the Company had cash equivalents totaling $1,461,000 and $1,775,000, respectively, with its principal bank.  The balance of cash equivalents is not covered by FDIC insurance.

Escrow deposits held for the benefit of preferred shareholders  notified of redemption, but as of yet unclaimed, are held in a money market escrow fund invested in federal securities and are recorded as Cash – restricted escrow.

Money market funds are valued at their fair value on a daily basis utilizing Level 1 inputs.

3.  Line of credit:

During 2003, the Company entered into a revolving credit agreement (the Agreement) which provided for advances to be made available to the Company in the maximum amount of $250,000.

The Company recorded a liability upon the receipt of advances under the Agreement.  At December 31, 2006, advances outstanding under the Agreement totaled $220,000.  In 2007, the Company recorded as expense the interest accrued under the Agreement, together with the incentive payment upon receipt of the monetary award from the Litigation (see Note 5).  At December 31, 2006, interest accrued under the Agreement totaled $83,913, and was not recorded as an expense until the year ended December 31, 2007 when the contingency was resolved.  During the year ended December 31, 2007, the Company recorded $103,945 of interest expense and $220,000 for the incentive payment, the total of which is classified as interest expense in the accompanying 2007statement of operations.

The Company terminated its line of credit arrangement in 2007 upon payment of principal, interest and incentive.  It has not entered into any other credit facilities since then.

4.  Convertible Preferred Stock:

The Company discontinued dividends to holders of its Cumulative Voting Convertible Preferred Stock, Series B ("Preferred Stock") during the fourth quarter of 1991 and, during the pendency of the Claims Court Litigation, was unable to pay any dividends on such stock.  As a result of the failure to pay dividends on the Preferred Stock for more than four quarters, the holders of the Preferred Stock collectively are entitled to elect a number of directors of the Company constituting twenty percent (20%) of the total number of its directors at the next meeting of shareholders at which directors are to be elected.  Until the aggregate deficiency is declared and fully paid on the Preferred Stock, the Company may not declare any dividends or make any other distributions on or redeem the Common Stock.  The total amount of accumulated unpaid dividends as of December 31, 2008 and 2007 was $2.670 million (approximately $41 per share) and $2.515 million (approximately $39 per share), respectively, after payment of accrued dividends in 2007 on the Preferred Stock called for redemption as described below.

Pursuant to the Certificate establishing the terms of the Preferred Stock (the “Certificate”), the convertibility option expired after 2001.  Additionally, pursuant to the Certificate, the Company was required to begin redeeming one-tenth of the Preferred Stock as of February 2002 and to continue such redemption for each of the subsequent nine years until completed.  This obligation requires the Company to redeem 10% of the shares of Preferred Stock at $20.00 per share each such year.  The Certificate also includes provisions relating to the redemption of the Preferred Stock at the Company’s option.  At the time of any such redemption, in addition to paying the stated value or other required redemption price of such stock, the Company must pay all accrued and unpaid dividends on such shares being redeemed.  Prior to the end of the Claims Court Litigation, the Company did not have funds with which to redeem any of the outstanding shares of Preferred Stock.

On May 31, 2007, the Board of Directors approved a partial redemption of the Company’s Preferred Stock.  Pursuant to Section 3 of the Certificate, the Company called for redemption of the outstanding shares of Preferred Stock on August 15, 2007 (“Redemption Date”).  The redemption price was $57.92 for each share redeemed, including accrued dividends thereon.    Payment was made on a pro rata basis to all Preferred Series B shareholders of record, such that for every share held, 0.9384 shares of Preferred Stock were redeemed and 0.0616 shares remain outstanding.

The total redemption amount was $56,900,000, which includes redemption of the stated value of the Preferred Stock, the redemption premium payable on shares redeemed at the Company’s option, and the cumulative dividend on the Preferred Stock which was redeemed.  As of December 31, 2008, $50,659,950 had been paid to shareholders of the Preferred Stock who had exchanged 874,654 shares of the Preferred Stock for the cash redemption and fractional share.  As of December 31, 2007, $50,320,418 had been paid to shareholders of the Preferred Stock who had exchanged 868,792 shares of the Preferred Stock for the cash redemption and fractional share.

Payment for the shares of Preferred Stock submitted for redemption began on August 15, 2007 and is  being made upon receipt of the share certificates representing the Preferred Stock and a Letter of Transmittal, completed and executed as set forth therein.  Other than the right to receive the redemption payments, all rights and preferences of shareholders as to the redeemed shares, including accrual of dividends, ceased on and after August 15, 2007.

As described above, the Company has been unable to fully pay cumulative dividends on the Series B Preferred Stock outstanding.  Also, management does not expect the Company to be able to fully meet its remaining mandatory redemption obligations related to the Preferred Series B Stock, with the final redemption installment due in 2011.  The final installment would include the current stated value of $1,290,000 plus the accrued and unpaid dividends existing at that time.  Consequently, if the Company were to be dissolved or liquidated, there would be insufficient funds to make any distribution to the holders of Common Stock.

5.  Recognition of litigation award proceeds:

Income from operations in 2007 included $74,563,000, which is the entire amount of the proceeds from the Claims Court Litigation.  The litigation award represents the recovery of capital invested by the Company in the Bank in the years 1990, 1991 and 1992, and is non-recurring in nature.   U.S. generally accepted accounting principles require that the litigation proceeds be recognized as income from continuing operations (pursuant to “Accounting Guidance for Supervisory Goodwill Litigation Awards or Settlement”).

6.  Earnings per share applicable to Common shareholders:

Earnings per share applicable to Common shareholders for the year ended December 31, 2007 includes non-recurring litigation proceeds, reduced by expenses associated with the litigation (Note 7), as well as recurring operating expenses.  Litigation proceeds reduced by litigation-related expenses expressed in earnings per common share is equal to $7.22 for the year ended December 31, 2007.

Preferred dividends used in the computation of earnings per share in 2008 and 2007 were $155 thousand and $1.334 million, respectively.

7.  Expenses associated with litigation:

Amounts classified as litigation-related expenses in 2007 represent expenses which were contingent upon the outcome of the Claims Court Litigation and payable only in the event of a monetary recovery by the Company.  Because of the uncertainty of the outcome of the Claims Court Litigation, the Company was unable to determine whether it was probable that such expenses would be required to be paid; consequently, the Company did not record such amounts as a liability at December 31, 2006 or in prior years.

Litigation-related expenses in 2007 include legal fees payable to Arnold & Porter LLP, litigation counsel, totaling $13,225,348, including $11,162,600 of incentive fees based on the amount of the Claims Court Litigation award, under a Retainer Letter dated October 17, 1997, entered into by and between the Company and Arnold & Porter, LLP; incentive fees totaling $922,815 payable to members of the Old Stone Litigation Management Committee, which was comprised of certain members of the Company’s Board of Directors, based on the amount of the Claims Court Litigation award; legal fees totaling $350,766 payable to Edwards Angell Palmer & Dodge LLP, legal counsel, and of which a member of the Company’s Board of Directors is a senior partner, and which includes $116,922 of incentive fees based on the amount of the Claims Court Litigation award; and shareholder recording services payable to an unrelated company totaling $172,441.

8.  Income taxes:

For income tax reporting purposes, litigation proceeds of $74,563,000, net of litigation-related expenses, are a recovery of capital invested by the Company in the Bank in the years 1990, 1991 and 1992; consequently, the proceeds are not taxable.

Loss carryforwards for federal tax purposes as of December 31, 2008 have the following expiration dates:

Amount
Expiration Date	(in dollars)
2015	$568,428
2016	283,952
2017	193,494
2018	113,465
2019	30,138
2020	29,063
2021	145,392
2022	41,723
2023	29,492
2024	104,351
2025	21,736
2026	39,111
2027	712,165
2028	151,348

The Company’s net operating loss carryforwards shown in the schedule above would provide federal tax reduction benefits if the Company were to generate net operating revenue in the future.  Valuation allowances in amounts equal to these tax benefits reflect the uncertainty of their future utilization.  The deferred tax assets (i.e., benefits) and the associated valuation allowances have been calculated at a federal tax rate of 34.0%.

Deferred tax assets associated with State taxes have been calculated at a tax rate of 9.0%.  Such deferred tax assets are $92,587 and $81,617 for 2008 and 2007, respectively.  Valuation allowances of equal amount offset the deferred tax assets in both years.

The combined amounts of deferred federal and state tax assets and the related valuation allowances are shown in the table below.

	2008	2007
Deferred federal and state tax assets associated with net operating loss carryforwards	$930,311	$867,870

Valuation allowance, reflecting uncertainty of utilizing net operating loss carryforwards	(930,311)	(867,870)

The tax loss carryforward schedule and the schedule of deferred tax asset and valuation allowance both shown above represent tax losses from operations reported in the Company’s tax returns for years 1995 through 2008. In 2008 and 2007, the valuation allowance increased by $62,441 and $302,476, respectively.

Other federal tax loss carryforwards arising from receivership activities pertaining to the Bank, in the amount of $53,288,825, expiring in 2018, are not included in the schedules above.  This additional tax loss carryforward would create a deferred tax asset of $18,118,201, at a 34.0% federal tax rate, and an offsetting valuation allowance of equal amount.

The Company’s federal and state income tax returns for the years prior to 2006 are no longer subject to examination.

9. Treasury stock:

Capital accounts include 54,000 shares of treasury stock.  There is no plan to reissue any shares of Treasury stock.

10.  Related party transactions:

In 2007, related party transactions include payment of deferred Board of Directors fees (representing the current year and 14 years of deferred fees) in the amount of $925,649, payment of fees to the Board of Directors Litigation Management Committee in the amount of $922,815, and payments to Edwards Angell Palmer & Dodge LLP of $350,766.  All such amounts were authorized by the Company’s Board of Directors.

In 2008, related party transactions include payment for annual Board of Directors retainer and meeting fees of $61,000 and services from Edwards Angell Palmer & Dodge LLP of $44,830.

11.  Fourth quarter adjustments and selected quarterly financial information (unaudited):

In the fourth quarter of 2007, management determined that Litigation proceeds totaling $74,563,000, net of Litigation expenses totaling $13,962,000, were presented as an increase to shareholders’ equity as of and for the quarters ended June 30, 2007 and September 30, 2007, rather than reporting such amounts within income from continuing operations as required by U.S. generally acceptable accounting principles (Accounting Guidance for Supervisory Goodwill Litigation Awards or Settlements).

The following table sets forth selected financial data for each quarter of 2007.  The information for each of these quarters is unaudited and includes all normal recurring adjustments that the Company considers necessary for a fair presentation.  These results, however, are not necessarily indicative of results for any future period.  The sum of the quarterly basic income per share amounts may vary from the total for the year due to rounding.

	Year ended December 31, 2007

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Income, as originally reported	3	2	9	1,131
Correction of error		74,563
Income, as restated		74,565
Net income (loss), as originally reported	(10)	(1,525)	(788)	846
Net income (loss), as restated		59,076
Income (loss) per common share, as reported	(0.08)	(0.26)	(0.10)	0.03
Income (loss) per common share, as restated		7.12

Amounts reported for the quarter ended June 30, 2007 have been adjusted to record income of $74,563,000 related to proceeds from the Litigation versus the United States (see Note 5), and to record $13,962,000 of Litigation related expenses (see Note 7), which were originally reported as an increase to paid-in-capital.